SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)   [x]
(b)   [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
3,124,149

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
3,124,149

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,124,149

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.           TYPE OF REPORTING PERSON
PN

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,801,778
9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
5,801,778

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,801,778

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14.           TYPE OF REPORTING PERSON
PN

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
OO

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,801,778

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
5,801,778

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,801,778

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14.           TYPE OF REPORTING PERSON
CO

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Emulex Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of September 23, 2013 and amends and supplements the Schedule 13D filed on November 23, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.                      Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On September 19, 2013, the Issuer and the Reporting Persons entered into an amendment (the “Amendment”) to the March 27, 2013 letter agreement between the Issuer and the Reporting Persons (as amended on August 9, 2013, the “Letter Agreement”).  As previously reported in Amendment No. 2 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on April 1, 2013, the Letter Agreement contains certain standstill provisions that apply to the Reporting Persons.  The Amendment extends the September 20, 2013 expiration of such standstill provisions to October 20, 2013.

In addition, the Amendment (i) acknowledges that the Issuer has amended its Bylaws to provide that in order for a stockholder nomination for election to the Board of Directors or a stockholder notice of business to be brought before the 2013 annual meeting of stockholders (or any special meeting of stockholders held after September 19, 2013 and before February 14, 2014 at which directors are to be elected) to be timely, a stockholder’s notice of such nominee or other business must be received by the Issuer no later than October 30, 2013 and no earlier than September 30, 2013, (ii) provides that the Issuer will not hold its 2013 annual meeting (or any special meeting to elect directors) prior to December 17, 2013 or after February 14, 2014 or between December 19, 2013 and January 19, 2014, and (iii) provides that neither the Reporting Persons nor the Issuer will file or distribute proxy materials for its 2013 annual meeting (or any special meeting for the election of directors occurring after September 19, 2013 and before February 14, 2014) on or before November 10, 2013.

The foregoing description of the Amendment and the Letter Agreement is qualified in its entirety by reference to the full text of such agreements.  A copy of the Letter Agreement was attached as Exhibit B to Amendment No. 2 to the Schedule 13D filed with the Securities Exchange Commission on April 1, 2013, and is incorporated herein by reference.  A copy of the August 9, 2013 amendment to the Letter Agreement was attached as Exhibit C to Amendment No. 3 to the Schedule 13D filed with the Securities Exchange Commission on August 12, 2013, and is incorporated herein by reference.  A copy of the Amendment is attached hereto as Exhibit D and is incorporated herein by reference.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented by incorporating the description of the Amendment set forth in Item 4 above by reference herein.

ITEM 7.                      Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as of March 27, 2013 (previously filed)

Exhibit C – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as August 9, 2013 (previously filed)

Exhibit D – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as September 19, 2013

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 23, 2013

ELLIOTT ASSOCIATES, L.P.
By:  Elliott Capital Advisors, L.P., as General Partner
By:  Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:  Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
Elliot Greenberg
Vice President

Exhibit D

Elliott Associates, L.P.
Elliott International, L.P.
Elliott International Capital Advisors Inc.
40 West 57th Street
New York, NY 10019

September 19, 2013

Emulex Corporation
3333 Susan Street
Costa Mesa, California 92626

Ladies and Gentlemen:

Reference is made to the letter agreement dated March 27, 2013 (as amended on August 9, 2013, the “Letter Agreement”), among Emulex Corporation (the “Company”) and each of Elliott Associates, L.P. (“Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“EICA”) (Elliott, Elliott International and EICA, collectively, the “Elliott Group” and, together with the Company, the “Parties”). Capitalized terms used but not defined herein have the meaning assigned to them in the Letter Agreement.

The Parties hereby agree that (1) Paragraph 2(a)(x)(1) of the Letter Agreement is hereby amended to replace “September 20, 2013” with “October 20, 2013” and (2) the 2013 annual meeting of stockholders of the Company (and any special meeting of stockholders at which directors are to be elected pursuant to the Company’s notice of meeting) will be no earlier than December 17, 2013 and no later than February 14, 2014; provided that, unless ordered by a court, it will also not be held on or between December 19, 2013 and January 19, 2014; provided, further, that the Company shall use commercially reasonable efforts to avoid the entry of such an order prior to January 20, 2014.

The Company represents and warrants that the Company’s Amended and Restated Bylaws have been amended, effective as of the date hereof and subject to the execution and delivery of this letter agreement by the Elliott Group, as follows:

a) the last sentence of Section 3.18(a) of such Bylaws is replaced in its entirety with the following:

Notwithstanding anything to the contrary in these Bylaws, in order for a nomination to be timely for election of directors at the 2013 annual meeting of stockholders of the corporation (or any special meeting of stockholders held after September 19, 2013 and before February 14, 2014, at which directors are to be elected (a “special director election”)), a stockholder’s notice shall be delivered to or mailed and received at the principal executive office of the corporation not later than the close of business on October 30, 2013, and no earlier than the close of business on September 30, 2013.

b) the last sentence of Section 2.14(a) of such Bylaws is replaced in its entirety with the following:

Notwithstanding anything to the contrary in these Bylaws, in order for a stockholder notice of business to be brought before the 2013 annual meeting of stockholders (or any special director election (as defined in Section 3.18(a) of these Bylaws)) to be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive office of the corporation not later than the close of business on October 30, 2013 and no earlier than the close of business on September 30, 2013.

The Company and the Elliott Group each agree not to distribute to stockholders or file with the United States Securities and Exchange Commission any proxy statement related to the 2013 annual meeting of stockholders of the Company or any special director election (as defined above), whether definitive or preliminary, on or before November 10, 2013.

As amended hereby, the Letter Agreement remains in full force and effect.

If you are in agreement with the foregoing, please sign and return one copy of this agreement, which thereupon will constitute our binding agreement with respect to the subject matter hereof.

Sincerely,

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., its General Partner
By: Braxton Associates, Inc., its General Partner

By:  /s/ Elliot Greenberg
Name:  Elliot Greenberg
Title:  Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:   /s/ Elliot Greenberg
Name:  Elliot Greenberg
Title:  Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:   /s/ Elliot Greenberg
Name:  Elliot Greenberg
Title:  Vice President

ACCEPTED AND AGREED:

EMULEX CORPORATION

By:   /s/ Susan Bowman
Name:  Susan Bowman
Title:  SVP Human Resources